UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
COLLAGENEX PHARMACEUTICALS, INC.
(Name of Subject Company)
COLLAGENEX PHARMACEUTICALS, INC.
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
19419B100
(CUSIP Number of Class of Securities)
CollaGenex Pharmaceuticals, Inc.
41 University Drive
Newtown, Pennsylvania 18940
Attention: Andrew K. W. Powell, Secretary
Telephone: (215) 579-7388
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
Copy to:
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Attention: Robert S. Reder, Esq.
Telephone: (212) 530-5000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by CollaGenex Pharmaceuticals, Inc., a Delaware Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2008, as amended on March 13, 2008 and March 19, 2008 (the “Statement”). The Statement relates to a tender offer by Galderma Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Galderma Laboratories, Inc. (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share, at a purchase price of $16.60 per share, net to the seller in cash without interest thereon and less any required withholding taxes, as disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on March 10, 2008, by Purchaser and Parent, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2008 and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.
     The information in the Statement is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following subsection to the end of such item:
“(j) Expiration of Offering Period; Completion of Offer.
     On April 7, 2008, Galderma issued a press release announcing that the Offer had expired at 12:00 Midnight, New York City time on April 4, 2008 and the results thereof. As of such time, an aggregate of approximately 21 million Shares (including approximately 1.3 million Shares that were tendered pursuant to the guaranteed delivery procedures) had been tendered into, and not withdrawn from, the Offer. The tendered Shares represent approximately 97% of the Shares. All of such Shares have been accepted in accordance with the terms of the Offer.
     Parent expects to complete the Merger shortly and, as a result of the Merger, the Company will become a wholly-owned subsidiary of Parent. In the Merger (i) each Share remaining outstanding (other than Shares held by Parent, Purchaser or any subsidiary of the Company or Shares held by Company stockholders who have perfected their appraisal rights under Section 262 of the DGCL) will be converted into the Offer Price and (ii) each outstanding share of Series D-1 Preferred Stock (other than shares of Series D-1 Preferred Stock held by Parent, Purchaser or any subsidiary of the Company or shares of Series D-1 Preferred Stock held by Company stockholders who have perfected their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the product of the number of shares of Common Stock into which such share of Series D-1 Preferred Stock is convertible multiplied by the Offer Price.

     The press release is filed as Exhibit (a)(5)(G) hereto and incorporated herein by reference.”
Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(5)(G)	Press Release Issued by Galderma, dated April 7, 2008, Announcing the Expiration of the Offer (incorporated by reference to Amendment No. 3 to the Schedule TO filed by Parent on April 7, 2008).

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Statement is true, complete and correct.

COLLAGENEX PHARMACEUTICALS, INC.
By:	/s/ Colin W. Stewart
	Name:	Colin W. Stewart
	Title:	President and Chief Executive Officer

Dated as of April 7, 2008